Sapiens Reports Year-Over-Year Organic Revenue Growth of 20% for the First 9 Months of 2013

Q3 2013 Revenue Reaches a Record of $34.6 Million

HOLON, Israel, November 6, 2013 – Sapiens International Corporation, (NASDAQ and TASE: SPNS), a leading global provider of software solutions for the insurance industry, with an emerging focus on the broader financial services sector, and a member of the Formula Group (NASDAQ: FORTY and TASE: FORT), announced today its financial results for the third quarter and nine months ended September 30, 2013.

Third Quarter Financial and Business Highlights include:

•	Revenue increased by 17% to $34.6 million, compared to $29.6 million in the third quarter of 2012

•	Non- GAAP operating profit reached $3.6 million compared to $4.1 million in the third quarter of 2012

•	Non-GAAP net income attributable to Sapiens' shareholders reached $4.1 million, compared to $4.3 million in the third quarter of 2012, primarily due to an increase of 21% (on a non-GAAP basis) in investments in research and development, aimed at expanding our market-leading position

•	We increased our pipeline and signed several new agreements, including with Clal Insurance for our L&P solution and a deal with MLOZ for our P&C solution

•	Cash and cash equivalents at quarter end totaled $28.1 million, and we have no outstanding financial debt.

Roni Al-Dor, President and CEO of Sapiens, commented: "Our third quarter ended with a record top line result, representing a 20% year-over-year revenue growth in the first nine months of 2013 compared to the first nine months of 2012. We have signed new contracts in North America, Europe and Asia Pacific, involving all of our product lines – P&C, L&P, Reinsurance and DECISION. Because we have seen record booking orders, and signed agreements with multiple new customers, we feel that we have created a strong financial foundation for future growth."

Mr. Al-Dor continued, “Sapiens’ growth engines are ranked at the top of the market. In a recent report by Celent, the Sapiens’ L&P solution has been awarded an XCelent award in EMEA for being the leader in terms of functionality and is also recognised as a strong performer in terms of technology. Furthermore, in the North American market, Celent has observed that the Sapiens L&P solution has achieved one of the highest client growth rates for the period between 2011 and 2013 when compared its peers. In addition, as has been recently published by Ovum, Sapiens’ P&C solution has been ranked as one of the top three in Europe. Also, Sapiens’ DECISION, as a pioneer in its technology, is gaining market traction and has been adopted by top-tier US financial services firms. This leadership is a direct result of our ongoing investment in excellent products and delivery capabilities, to which we are committed. This market recognition is improving our win rate of new business globally.”

Mr. Al-Dor concluded: "We continue to be focused on growth and on increasing our customer base for long-term value. In addition, we continue to increase our investment in delivery capabilities, R&D and sales, which results in reduced gross profit and operating profit in the short term, but we believe will support future growth and result in greater market share. In summary, we are confident in our growth and reiterate our revenue guidance of $135 million for the full-year 2013."

Nine Months Financial Highlights include:

•	Revenue increased by 20% to $99.2 million, compared to $82.7 million for the same period in 2012

•	Non-GAAP gross profit increased to $40.9 million compared to $38.9 million for the same period in 2012, while gross margin decreased from 46.8% to 41.3%

•	Non-GAAP net income attributable to Sapiens' shareholders decreased to $10.3 million, compared to $11.0 million for the same period in 2012, mainly due to an increase in research and development and sales and marketing costs

Non-GAAP Financial Measures

This press release contains the following non-GAAP financial measures: Non-GAAP revenue, Non-GAAP gross profit, Non-GAAP operating income, Non-GAAP net income attributed to Sapiens shareholders, Non-GAAP basic and diluted earnings per share.

Sapiens believes that these non-GAAP measures of financial results provide useful information to management and investors regarding certain financial and business trends relating to Sapiens' financial condition and results of operations. The Company's management uses these non-GAAP measures to compare the Company's performance to that of prior periods for trend analyses, for purposes of determining executive and senior management incentive compensation and for budgeting and planning purposes. These measures are used in financial reports prepared for management and in quarterly financial reports presented to the Company's board of directors. The Company believes that the use of these non-GAAP financial measures provides an additional tool for investors to use in evaluating ongoing operating results and trends and in comparing the Company's financial measures with other software companies, many of which present similar non-GAAP financial measures to investors.

Management of the Company does not consider these non-GAAP measures in isolation or as an alternative to financial measures determined in accordance with GAAP. The principal limitation of these non-GAAP financial measures is that they exclude significant expenses and income that are required by GAAP to be recorded in the Company's financial statements. In addition, they are subject to inherent limitations as they reflect the exercise of judgment by management about which expenses and income are excluded or included in determining these non-GAAP financial measures. In order to compensate for these limitations, management presents non-GAAP financial measures in connection with GAAP results. Sapiens urges investors to review the reconciliation of its non-GAAP financial measures to the comparable GAAP financial measures, which it includes in press releases announcing quarterly financial results, including this press release, and not to rely on any single financial measure to evaluate the Company's business.

Reconciliation tables of the most comparable GAAP financial measures to the non-GAAP financial measures used in this press release are included with the financial tables of this release.

U.S. dollars in thousands, except per share amounts

	For the three months ended		For the nine months ended
U.S GAAP basis	9/30/2013	9/30/2012	9/30/2013	9/30/2012
	(unaudited)	(unaudited)	(unaudited)	(unaudited)
Revenues	$34,613	$29,574	$99,185	$82,739
Gross profit	12,537	12,919	36,906	35,355
Operating profit	3,116	3,323	8,558	8,526
Net income attributable to Sapiens' shareholders	2,873	3,474	8,183	8,464
Basic earnings per share	0.07	0.09	0.21	0.21
Diluted earning per share	0.07	0.08	0.20	0.20

Non-GAAP
Revenues	$34,613	$29,549	$99,185	$83,058
Gross profit	13,868	13,956	40,936	38,871
Operating profit	3,592	4,145	10,291	11,168
Net income attributable to Sapiens' shareholders	4,076	4,254	10,259	10,978
Basic earnings per share	0.10	0.11	0.26	0.28
Diluted earnings per share	0.10	0.10	0.25	0.26

About Sapiens

Sapiens International Corporation (NASDAQ and TASE: SPNS) is a leading global provider of software solutions for the insurance industry, with an emerging focus on the broader financial services sector. We offer core, end-to-end solutions for the general insurance, property & casualty, life, pension and annuities markets, and business decision management software, globally. We have a track record of over 30 years in delivering superior software solutions to more than 100 financial services organizations. Our team of more than 900 professionals operates through our fully-owned subsidiaries in North America, the United Kingdom, EMEA and Asia Pacific.

Investor Relations Contact:

Contact: James Carbonara, Regional Vice President Hayden IR Office: (646)-755-7412 e-Mail: James@haydenir.com	Moshe Shamir, VP Marketing Sapiens International Tel: +972-3-7902032 e-Mail: moshe.shamir@sapiens.com

SAPIENS INTERNATIONAL CORPORATION N.V. AND ITS SUBSIDIARIES
CONDENSED CONSOLIDATED STATEMENTS OF INCOME
U.S. dollars in thousands (except per share amounts)

	Three months ended		Nine months ended
	September 30,		September 30,
	2013	2012	2013	2012
	(unaudited)	(unaudited)	(unaudited)	(unaudited)

Revenue	$34,613	$29,574	$99,185	$82,739
Cost of revenue	22,076	16,655	62,279	47,384

Gross profit	12,537	12,919	36,906	35,355

Operating Expenses:
Research and development, net	2,900	2,830	9,078	7,575
Selling, marketing, general and administrative	6,521	6,766	19,270	19,254
Total operating expenses	9,421	9,596	28,348	26,829

Operating income	3,116	3,323	8,558	8,526

Financial income, net	(2)	(239)	(308)	(385)
Taxes and other expenses, net	227	43	654	424

Net income	$2,891	$3,519	$8,212	$8,487

Attributable to non-controlling interest	18	45	29	23

Net income attributable to Sapiens' shareholders	$2,873	$3,474	$8,183	$8,464

Basic earnings per share	$0.07	$0.09	$0.21	$0.21

Diluted earnings per share	$0.07	$0.08	$0.20	$0.20

Weighted average number of shares
outstanding used to compute:

Basic earnings per share	39,302	40,294	39,043	39,771
Diluted earnings per share	41,729	42,230	41,297	41,733

SAPIENS INTERNATIONAL CORPORATION N.V. AND SUBSIDIARIES
RECONCILIATION OF GAAP TO NON-GAAP RESULTS
U.S. dollars in thousands (except per share amounts)

	Three months ended		Nine months ended
	9/30/2013	9/30/2012	9/30/2013	9/30/2012
GAAP revenue	$34,613	$29,574	$99,185	$82,739
Valuation adjustment on acquired deferred revenue and long term contract	$-	(25)	$-	$319
Non-GAAP revenue	$34,613	$29,549	$99,185	$83,058

GAAP gross profit	$12,537	$12,919	$36,906	$35,355
Revenue adjustment	-	(25)	-	319
Amortization of capitalized software	1,108	857	3,370	2,566
Amortization of other intangible assets	223	205	660	631
Non-GAAP gross profit	$13,868	$13,956	$40,936	$38,871

GAAP operating income	$3,116	$3,323	$8,558	$8,526
Gross profit adjustments	1,331	1,037	4,030	3,516
Capitalization of software development	(1,398)	(730)	(3,936)	(2,645)
Amortization of other intangible assets	298	357	940	1,305
Stock-based compensation	245	158	699	466
Non-GAAP operating income	$3,592	$4,145	$10,291	$11,168

GAAP net income attributable to Sapiens' shareholders	$2,873	$3,474	$8,183	$8,464
Operating income adjustments	476	822	1,733	2,642
Other	727	(42)	343	(128)
Non-GAAP net income attributable to Sapiens' shareholders	$4,076	$4,254	$10,259	$10,978

Non-GAAP basic earnings per share	$0.10	$0.11	$0.26	$0.28

Non-GAAP diluted earnings per share	$0.10	$0.10	$0.25	$0.26

SAPIENS INTERNATIONAL CORPORATION N.V. AND ITS SUBSIDIARIES
CONDENSED CONSOLIDATED BALANCE SHEETS
U.S. dollars in thousands

	September 30,	December 31,
	2013	2012
	(unaudited)	(unaudited)

ASSETS

CURRENT ASSETS:
Cash and cash equivalents	$28,111	$29,050
Restricted cash	320	536
Trade receivables, net	25,129	16,299
Other receivables and prepaid expenses	2,736	1,785
Deferred Taxes	2,053	2,750

Total current assets	58,349	50,420

LONG-TERM ASSETS:
Property and equipment, net	4,236	2,243
Severance pay fund	11,368	10,306
Other intangible assets, net	29,713	29,212
Other long-term assets	3,214	2,316
Goodwill	71,295	68,087

Total long-term assets	119,826	112,164

TOTAL ASSETS	$178,175	$162,584

LIABILITIES AND EQUITY

CURRENT LIABILITIES:
Trade payables	$7,601	$4,382
Accrued expenses and other liabilities	20,177	20,014
Deferred revenue	8,450	7,301

Total current liabilities	36,228	31,697

LONG-TERM LIABILITIES:
Other long-term liabilities	1,485	803
Accrued severance pay	12,986	11,645

Total long-term liabilities	14,471	12,448

EQUITY	127,476	118,439

TOTAL LIABILITIES AND EQUITY	$178,175	$162,584